UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-40008

Sunrise New Energy Co., Ltd.

Room 703, West Zone, R&D Building

Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road

Zhangdian District, Zibo City, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

Results of Sunrise New Energy Co., Ltd.’s 2023 Annual General Meeting

The 2023 annual general meeting of shareholders (the “Meeting”) of Sunrise New Energy Co., Ltd. (the “Company”) was held on February 8, 2024, at 10:00 a.m. Eastern Time, at Room 703, West Zone, R&D Building, Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road, Zhangdian District, Zibo City, Shandong Province, China, with the ability given to the shareholders to join virtually via live audio webcast at www.virtualshareholdermeeting.com/SDH2024. At the Meeting, the shareholders of the Company approved the following proposals:

1.	to re-elect Mr. Haiping Hu as a director of the Company;

2.	to re-elect Ms. Chao Liu as a director of the Company;

3.	to re-elect Mr. Xiang Luo as a director of the Company;

4.	to re-elect Mr. Jian Pei as a director of the Company;

5.	to elect Mr. Xin Zhang as a director of the Company;

6.	to adopt a dual foreign name;

7.	to approve an increase to the Company’s authorized share capital;

8.	to approve a re-designation and re-classification of the Company’s authorized share capital;

9.	to amend and restate the Company’s existing memorandum and articles of association; and

10.	to approve the Company’s 2024 Employee Share Incentive Plan.

At the close of business on December 13, 2023, the record date for the determination of shareholders entitled to vote at the Meeting, there were 26,136,350 ordinary shares outstanding, each share being entitled to one vote, constituting all of the outstanding voting securities of the Company.

The results of the votes at the Meeting for the proposals were as follows:

Proposal*	For	Against	Abstain
1	16,406,695	3,233,568	2,422
2	16,341,950	3,298,213	2,522
3	15,253,106	4,386,807	2,772
4	15,256,656	4,382,857	3,172
5	15,256,656	4,383,257	2,772
6	16,406,725	3,233,490	2,470
7	15,097,808	4,544,257	620
8	15,097,358	4,544,706	621
9	15,097,313	4,544,151	1,221
10	15,092,937	4,533,923	15,825

*	The proposal numbers correspond to those in the first paragraph of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sunrise New Energy Co., Ltd.

Date: February 12, 2024	By:	/s/ Haiping Hu
	Name:	Haiping Hu
	Title:	Chief Executive Officer

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